UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 12 November, 2012

12 November, 2012

The Manager Companies
Australian Securities Exchange
20 Bridge Street
SYDNEY   NSW   2000

Dear Sir
Novogen Annual General Meeting 2012 - Results of Meeting
In accordance with Listing Rule 3.13.2 and 251 AA of the Corporations Act, details of Annual Meeting resolutions and proxies received in respect of each resolution are set out in the tables below.

Resolution details are as follows:

2)	Adopt the Remuneration Report year end 30/06/2012
	The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	31,400,241	2,055,040	33,200	275,873

	The motion was carried as an ordinary resolution on a show of hands.

3)	Resignation of BDO Audit and appoint Grant Thornton

	The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	36,843,719	1,363,775	37,988	295,873

	The motion was carried as an ordinary resolution on a show of hands.

4)	To re-elect Mr John O’Connor as a Director

	The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	37,196,225	1,027,602	21,655	295,873

	The motion was carried as an ordinary resolution on a show of hands.

5)	To re-elect Mr William Rueckert as a Director

	The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	36,305,675	1,917,952	21,855	295,873

	The motion was carried as an ordinary resolution on a show of hands.

6)	Approval of Capital Reduction

	The instructions given to validly appointed proxies in respect of the resolution were as follows

	For	Against	Abstain	Proxy's discretion
	36,202,636	1,620,344	443,502	274,873

	The motion was carried as an ordinary resolution on a show of hands.

Yours faithfully

/s/ RL Erratt

Ron Erratt
Company Secretary